UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)

                    OMNIS TECHNOLOGY CORPORATION (f/k/a BLYTH
                                 HOLDINGS, INC.)
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    096434105
                                 (CUSIP Number)

                              Carmen M. Calzacorta
                        Schwabe, Williamson & Wyatt, P.C.
                              1211 SW Fifth Avenue
                           Pacwest Center, Suite 1800
                               Portland, OR 97204
                                 (503) 222-9981

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Names of Reporting Persons IRS Identification No. of Above Persons (entities only)

Philip and Debra Barrett Charitable Trust
Philip Barrett
Debra J. Barrett


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

2 Check the Appropriate Box if a Member of a Group
(a)      [ ]

(b)      [ ]


3 SEC USE ONLY



4 Source of Funds

PF


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]


6 Citizenship or Place of Organization

Oregon


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH


7 Sole Voting Power

1,650,000 shares held by Philip and Debra Barrett Charitable Trust


8 Shared Voting Power

-0-


9 Sole Dispositive Power

1,650,000 shares held by Philip and Debra Barrett Charitable Trust


10 Shared Dispositive Power

-0-



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


11 Aggregate Amount Beneficially Owned by Each Reporting Person

1,650,000 shares held by Philip and Debra Barrett Charitable Trust.


12 Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

[ ]


13 Percent of Class Represented by Amount in Row 11

         17.1% (based on 9,623,839 shares of Common Stock outstanding on March 31, 1999)


14  Type of Reporting Person

00



Item 1.           Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, par value $0.10 (the "Common Stock"), of Omnis Technology Corporation, f/k/a Blyth Holdings, Inc., (the "Issuer"). The principal executive offices of the Issuer is 981 Industrial Road, Building B, San Carlos, California 94070.


Item 2.           Identity and Background

This Schedule is filed on behalf of Philip and Debra Barrett Charitable Trust ("Trust") and each of Philip and Debra J. Barrett, whose principal and business office address is 3223 Deer Run Avenue South, Salem, Oregon 97302.

The Trust is an Oregon charitable trust, whose trustees and beneficiaries are Philip and Debra J. Barrett. Mr. Barrett is the Chairman of the Board of the Issuer.

None of the Trust, Philip Barrett or Debra Barrett has, during the last five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Trust, Philip Barrett or Debra Barrett has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barrett is a business consultant at 3223 Deer Run Avenue South, Salem, Oregon 97302.

The Trust is an Oregon charitable trust and each of Philip and Debra Barrett is a United States citizen.

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

Item 3.           Source and Amount of Funds or Other Consideration

The Common Stock was acquired for $412,500 with Trust funds.


Item 4.           Purpose of Transaction.

The purchase of Common Stock was made solely for investment purposes. Depending upon market conditions and other factors, the Trust or either Barrett may acquire additional securities of the Issuer.


Item 5.           Interest in Securities of the Issuer

(a),(b) Reference is made to Items 7-11 and 13 of pages 2-3 of this Schedule, which Items are incorporated by reference herein.

(c) In the past sixty days, the Trust effected one transaction on March 31, 1999 by purchasing directly from the Issuer in a private placement 1,650,000 shares of the Common Stock for $412,500 ($0.25 per share).

d),(e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits
         None.



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


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 12, 1999.

Philip and Debra Barrett Charitable Trust


By: /s/ Philip Barrett
    -----------------------------------------
         Philip Barrett, Trustee


By: /s/ Debra Barrett
    -----------------------------------------
         Debra Barrett, Trustee


/s/ Philip Barrett
------------------------------------------
Philip Barrett, Individually


/s/ Debra Barrett
------------------------------------------
Debra J. Barrett, Individually


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